May 20, 2019

Suite 2400 865 South Figueroa Street Los Angeles, CA 90017-2566 Marcus Williams (213) 633-6838 tel 213.633.6899 fax MarcusWilliams@dwt.com

May 20, 2019

VIA EDGAR SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
Attn: Heather Clark
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pope Resources, A Delaware Limited Partnership
Form 10-K for the year ended December 31, 2017
File No. 001-09035

Dear Ms. Clark:
This letter supplements our December 27, 2018 response (“Initial Response”) to your letter dated December 17, 2018 relating to the above referenced filing. As discussed, we represent the registrant, Pope Resources, A Delaware Limited Partnership (the “Partnership”). We note that since the Initial Response the Partnership has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and we have convened telephone discussions on March 4, 2019 and April 9, 2019. The Partnership thereafter filed its first-quarter earnings release filed with the Current Report on Form 8-K on May 7, 2019; and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 9, 2019 (the “Subsequent Filings”).
Based upon our discussions prior to the dates of the Subsequent Filings, we believe that the Subsequent Filings address the substance of the Staff’s previous comments relating to Rule 100(b) of Regulation G and we respectfully seek the Staff’s concurrence in this view. The Partnership again acknowledges that it and its management are responsible for the accuracy and adequacy of all their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please contact me at (206) 757-8170 with any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

4824-0539-3284v.1 0046182-000015
NEW SEC Comment Response Letter Sample 4824-0539-3284 v.2 - 5/20/2019 9:00:54 AM

May 20, 2019

Very truly yours,
Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

4824-0539-3284v.1 0046182-000015
NEW SEC Comment Response Letter Sample 4824-0539-3284 v.2 - 5/20/2019 9:00:54 AM